Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Matcherino, Inc.
12224 NE Bel Red Rd Unit 699
Bellevue, WA 98009-2213
https://matcherino.com/

Up to $617,998.50 in Series A-3 Preferred Stock at $2.30
Minimum Target Amount: $14,998.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Matcherino, Inc.
Address: 12224 NE Bel Red Rd Unit 699, Bellevue, WA 98009-2213
State of Incorporation: DE
Date Incorporated: June 17, 2015

Terms:

Equity

Offering Minimum: $14,998.30 | 6,521 shares of Series A-3 Preferred Stock
Offering Maximum: $617,998.50 | 268,695 shares of Series A-3 Preferred Stock
Type of Security Offered: Series A-3 Preferred Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based

Early Bird - Invest within the first 30 days and receive 5% bonus shares.

Amount-Based

Bronze - Invest $2,000+ and receive 5% bonus shares.

Silver - Invest $10,000+ and receive 10% bonus shares.

Gold - Invest $20,000+ and receive 15% bonus shares.

Diamond - Invest $50,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Matcherino, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-3 Preferred Stock at $2.30 / share, you will receive 110 shares of Series A-3 Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Matcherino's online platform handles all stages of the competitive play lifecycle including financial gateways and state-of-the-art integrations. From player registration to bracketing, crowdfunding to prize distribution, creator partnerships to contemporary adtech, our fully proprietary technology allows us to tap into revenue opportunities within every part of that experience.

We believe games that foster an environment for casual competition produce higher player retention and increased spending, and by offering our tournament production tools online and for free, we both lower the barrier to entry and promote growth for budding gaming creators and their communities to produce more quality content.

Working hand-in-hand with game publishers and brands allows us to deliver direct support and monetization opportunities for these gaming creators, enabling end-to-end ecosystems spanning thousands of different game titles.

Business Model

Matcherino operates primarily through three diverse business models that drive our revenue streams:

First, we charge fees for winners and fees on monetization tools, collectively referred to as platform fees. These are variable fees extracted upon withdrawal of tournament winnings, sale of merchandise, and sale of event tickets.

Second, we offer a subscription-based model to game publishers wherein we more directly foster their games' ecosystems through in-game integrations, enhanced prize distribution, and business intelligence tools. Publishers pay a monthly base fee and additional fees based on the current scale of their ecosystem.

Lastly, we allow tournament organizers to monetize events through our proprietary adtech using sponsors we source. Revenue is proportional to both direct engagement (e.g. links visited, apps installed) as well as on-stream viewership measured directly via external platform integrations.

Intellectual Property

The Company has a registered trademark for "MATCHERINO" (registration no. 5,060,535) dated October 11, 2016. The Company also has a registered trademark for its Helmet Logo (registration no. 5,652,669) dated January 15, 2019.

Competitors and Industry

Competitors

Matcherino's direct competitors include other tournament infrastructure platforms such as Start.gg, communitygaming.io and prizepayments.com.

Unlike other tournament platforms, Matcherino uniquely focuses on providing organizers the tools to monetize and grow their events. Our advanced crowdfunding, sponsorship integrations, and revenue analytics empower organizers to turn their passion into profit.

Many competitors offer streamlined operations but lack monetization features. Our platform goes beyond automation to help organizers unlock revenue streams like prize pool contributions, ticket sales, and in-stream sponsorships.

In our experience, Matcherino consistently drives substantially higher prize pools compared to other crowdfunding options. On average, organizers see a 200% increase in their prize pool within their first tournament on our platform. By making contributions and sponsorships seamless, we empower organizers to unlock previously untapped revenue streams.

By making tournaments not just automated but profitable, Matcherino is establishing itself as the premier solution for organizers looking to build scalable and sustainable events around the games they love.

Industry

The global esports industry is expected to reach $3 billion by 2025, with North America accounting for the largest share. This growth is fueled by massive gaming communities and unprecedented viewer engagement.

There are over 2.5 billion gamers worldwide. These players are forming communities across thousands of game titles, from blockbusters like Fortnite to niche indie games. Within each game, millions of players are coming together to socialize, compete, and create content.

Esports taps directly into the competitive spirit of these gaming communities. Top esports events are drawing viewer numbers on par with traditional sports - the 2021 League of Legends World Championship peaked at over 73 million viewers.

These rapidly growing, highly engaged gaming and esports communities represent a major opportunity. Our platform is built to empower these communities by providing the tools for grassroots competitive play. We make it easy for players to organize tournaments, crowdfund prizes, and compete in the games they love.

Sources:

https://venturebeat.com/2017/07/25/matcherino-raises-1-5-million-to-enable-crowdfunding-for-esports-prizes/

https://esportsobserver.com/matcherino-wsoe-collab/

https://newzoo.com/insights/articles/esports-a-billion-dollar-industry-by-2020/

Current Stage and Roadmap

Current Stage

Matcherino first launched its core tournament management and crowdfunding platform in 2016 and has been live and operational with an active user base since. Today, the product serves major customers including tournament organizers like ESL Gaming and game publishers like Supercell and Wizards of the Coast.

The platform generates revenue through multiple streams such as crowdfunding fees, sponsorships, and subscriber offerings. Matcherino is now focused on growing its TORM (Tournament Organizer Relationship Manager) product, which provides enhanced tournament tools tailored to game publishers.

TORM allows publishers to more deeply integrate with and support tournaments within their gaming communities. We currently have two TORM customers using the product and are leveraging investment proceeds to acquire more.

Our next anticipated major milestone is an updated TORM launch by the end of Q4 2023 for a new customer, hopefully followed by additional TORM customer acquisitions in 2024. With a stable core product and dedicated publisher offering, we believe Matcherino is positioned to scale up these key customer segments.

Future Roadmap

Over the next 12 months, Matcherino is focused on expanding our TORM product suite, localizing into new markets, and scaling up key partnerships.

On the product side, we plan to add new TORM features like expanded charity integrations, scalability for large in-person events, and cross-tournament ranking/points systems. We are also planning to hire dedicated TORM account managers to ensure customer success.

For growth, we anticipate being able to leverage our localization capabilities to expand into Asian markets and other new regions with the help of our publisher partners. We hope to ramp up our TORM sales efforts by bringing on additional sales representatives to ensure we scale with our customer success.

Additionally, we plan to open up sponsorships and ad inventory within our official TORM tournaments to advertisers. This could allow brands to easily activate and reach engaged tournament audiences through our integrated ad tech. By selling official, publisher-sanctioned tournaments to advertisers, we can unlock a new revenue stream while aligning with tournament communities' interests. We believe our technology provides the targeting, engagement, and measurement capabilities to make tournament sponsorships attractive for brands.

With a robust publisher toolset, targeted international expansion, and deepened partnerships, we believe Matcherino is positioned for the next stage of strategic growth.

The Team

Officers and Directors

Name: Grant Grosvenor Farwell

Grant Grosvenor Farwell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman & CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: Grant started the company and have overseen/oversee the product development, fundraising efforts and manage key business development initiatives. He receives an annual salary of $60,000 and owns 247,915 shares.

Name: Mark Wasowicz

Mark Wasowicz's current primary role is with Clifton Larson Allen. Mark Wasowicz currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer (Part Time)
  Dates of Service: March, 2017 - Present
  Responsibilities: Mark manages all financial information regarding reporting for the company. Mark receives an annual salary of $60k and owns 90,321 shares.

Other business experience in the past three years:

- Employer: Clifton Larson Allen
  Title: Engagement Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Mark's role is project-based.

Name: Hunter David Hammond

Hunter David Hammond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: March, 2019 - Present
  Responsibilities: Hunter oversees product and engineering operations, and also actively contributes as a technical expert. He is responsible for driving innovation, providing guidance to engineering teams, and ensuring the successful execution of projects. Mark receives an annual compensation of $155k and owns 85,000 shares.

Name: Louis Fasulo

Louis Fasulo's current primary role is with Starform Inc. Louis Fasulo currently services 2 to 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2018 - Present
  Responsibilities: Board member and angel investor

Other business experience in the past three years:

- Employer: Starform Inc
  Title: CEO
  Dates of Service: April, 2018 - Present
  Responsibilities: Owns the mission.

Name: Perry Michael Fischer

Perry Michael Fischer's current primary role is with University of Southern California. Perry Michael Fischer currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: I am an investor and board member. He does not receive compensation.

Other business experience in the past three years:

- Employer: University of Southern California
  Title: Professor, Interactive Media
  Dates of Service: January, 2018 - Present
  Responsibilities: He is a part-time faculty member at the university.

Other business experience in the past three years:

- Employer: Blade/Shadow

Title: Interim President
Dates of Service: September, 2020 - September, 2021
Responsibilities: Mike was president of the French gaming company, Blade, operators of the Shadow gaming service.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-3 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A-3 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series A-3 Preferred Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational TORM and oud Advertising and tournament technology or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently beyond the research and development stage and have released commercial products for which we receive revenue. Still, we rely on an advanced technology platform and failure to maintain the performance could caused, among other things, unanticipated technological hurdles that could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series A-3 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a relatively short history, but has a number of customers, and limited revenue. If you are investing in this company, it's because you think that an esports tournament management SaaS platform is a good idea, that the team will be able to successfully expand its market, and sell additional products or services, that we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation related to money transfers that we rely on

third parties to perform for us. The laws and regulations concerning money transfers is subject to change and if they do then the selling of product may become more complicated or no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, largely related to transaction processing, the issuance of 1099 tax forms in connection with prize pool payouts and other related matters. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Matcherino, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Matcherino, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We rely on third parties
We rely on third parties to process our many transactions and if we are unable to retain these transaction processing relationships or timely substitutes them for others, it could pose a substantial interruption to our business and form a material risk. We believe there are readily available substitutes, and we will seek to integrate additional transaction processing resources to mitigate this risk.

We have existing trademarks that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 2 trademarks, and its Internet domain name, and relies on various trade secrets to operate its business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

One of the Company's Directors, Perry Michael Fischer, was the interim president of an entity that declared Ch. 11 bankruptcy.
While serving in his capacity as interim President of a cloud gaming startup, the entity declared for Ch. 11 bankruptcy. The Company has since been sold and he no longer has any affiliation with the entity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.	139,185	Series Seed Preferred Stock	
Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.	63,237	Series A Preferred Stock	13.91%
Madrona Venture Fund VI, L.P. & Mardona Venture Fund VI-A, L.P.	109,062	Series A-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 268,695 of Series A-3 Preferred Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 1,227,972 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 409,547 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 64,395 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 325,006 with a total of 325,006 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series Seed Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A Preferred Stock

The amount of security authorized is 347,807 with a total of 347,807 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-1 Preferred Stock

The amount of security authorized is 742,716 with a total of 670,008 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-1 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-2 Preferred Stock

The amount of security authorized is 690,000 with a total of 143,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-2 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

Series A-3 Preferred Stock

The amount of security authorized is 401,700 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Series A-3 Preferred Stock have certain material rights, including:

Dividend Rights

Protective Provisions

Liquidation Rights

Conversion Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the rights associated with this security class.

What it means to be a minority holder

As a minority holder of Series A-3 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock (SeedInvest)
  Type of security sold: Equity
  Final amount sold: $700,000.00
  Number of Securities Sold: 101,892
  Use of proceeds: Development resources, sales and marketing resources, G&A
  Date: October 16, 2021
  Offering exemption relied upon: Regulation CF

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $220,000.00
  Number of Securities Sold: 143,000
  Use of proceeds: The funds were used for our white-label product, TORM. We invested in improving and enhancing TORM by adding new features and functionality to make it more customizable and robust for our white-label partners. We also used the funds for Tournament Monetization. We expanded the tournament features of our core platform, including adding localization support for new languages, and additional SponsorQuest integrations like app downloads.
  Date: March 31, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $467,742 compared to $$703,705 for fiscal year 2022, an increase of just over 50%.

This growth was mostly attributed to our core SaaS platform services as well as our growing prize pool payout systems.

Cost of sales

Cost of Sales for fiscal year 2021 was $340,904 compared to $377,188 in fiscal year 2022.

Our cost of sales is largely variable and the increase relates primarily to our transaction fees associated with prize pool payment processing.

Gross margins

Gross margins for fiscal year 2021 were $126,839 compared to $$326,518 in fiscal year 2022, an increase of over 250% due to our automated systems driving increasing operating leverage.

Additionally, due to this operating leverage, COGS dropped as a % of revenue. We also continued to grow categories with higher margin revenue streams. The combination of these effects increased overall gross margin significantly from 27.1% to 46.4% year-over-year.

Expenses

Operating expenses for fiscal year 2021 were $1,595,832 compared to $1,039,092 in fiscal year 2022, a decline of nearly 35%.

Certain operating expenses were automated while others were re-rationalized and reduced in 2022. Exceptions were insurance and payment processing (variable cost) which increased. Lower operating expenses overall contributed to improved profitability in 2022.

Historical results and cash flows:

The Company has emerged from the Developmental Stage into its current Growth Stage. Still, we remain active on our product development investment where we believe we have enormous competitive advantages. Given our emergence into our Growth Stage, historical revenues and cash flows will not be indicative of the revenue and cash flows expected for the future because of our expanding client base related to added game publishers, advertisers and tournament organizers with greater adoption of our platform (1,500 to 3,000 tournaments/month).

Past cash was primarily generated through: (i) prize pool and tournament management/payout fees of 3.5-4%, (ii) TORM (our "Tournament Organizer Relationship Manager") commissions, and (iii) advertising revenue through our platform where we receive a share of such revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, the company has capital resources in the form of $20,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's operations and to accelerate our sales and platform development. We intend to expand our sales team principally to attract game publishers, sponsors, tournament organizers (2,000 in our network) and esports leagues. These funds will serve to fuel that expansion as well as bridge us to profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign will serve to accelerate our growth and ensure interim viability as the Company move to profitability. Still, of the total funds our Company holds, 97% will be made up of funds raised from the crowdfunding campaign, assuming it raises its maximum funding goal. Our current negative cash flow ("burn rate") approximates 25,000/month but is shrinking quickly.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be viable for one or two months with certain inside shareholder support. We are expecting to hit profitability with current runway within the next few months but no assurance can be made that we will realize those expectations in that short timeframe. This is based on a current monthly burn rate of $25k for operating expenses associated with payroll of $12k, sales $6k and $7k on administration + other.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate without any additional capital unless it pursues new opportunities beyond those contemplated in this Company description.

The anticipated monthly burn rate will increase slightly to $35,000 per month. While there is no certainty we will realize these results, if we raise the maximum we expect our anticipated operating expenses to eventually decline from $35K - $25K/mo. potentially allowing the company to operate close to breakeven in late Q4 '23 or early Q1 '23. There can be no assurance we will achieve breakeven in that timeframe but management feels sufficiently confident to present it in our projections. This is largely achieved by increased revenues associated with our TORM platform and along with the associated added advertising revenues.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company does not foresee needing to raise additional capital or to secure any loans or lines of credit at this time. However, if we decide to more rapidly expand our business in the future and determine that raising capital would be beneficial, we will evaluate potential funding options including venture capital or strategic investments to support that growth. But there are currently no plans to pursue any external capital beyond that which is contemplated by this financing.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,241,723.90

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Matcherino is not just popular in the esports industry, the Company runs the business of tournament monetization in major segments of the industry.

We believe a pre-money valuation of $6,241,723.90 is reasonable based on our position in the market and key valuation metrics of: (i) 8.2X current 2023 projected revenue; (ii) 2.3X 2024 projected revenue, and (iii) the company's near-term projected profitability. Many esports ventures are valued well in excess of this total and are far earlier in their revenue growth, customer adoption and do not expect to become profitable for several years. Matcherino has become integral to the esports industry by making tournaments far more efficiently while significantly growing tournament-related revenues as well as prize pool size. The company has demonstrated consistent revenue growth over the past two years, with revenues of $703,656 (2022) and $467,742 (2021). Our unique value lies in enabling event organizers, streamers, and game studios to create and manage esports tournaments seamlessly while also engaging their fans with crowdfunded prize pools. By allowing gamers and fans to contribute to the prize pool, we create more interactive and rewarding experiences for all involved parties.

Industry Revenue Multipliers

Industry revenue multipliers in the esports industry can vary considerably depending on various factors such as market demand, competition, and the platform's overall growth potential. As a result of the pandemic that drove more tournament activity, revenue multiples increased from 3.4x in Q1 2020 to 5.9x in Q4 2020, later falling back to pre-pandemic levels. These multiples are associated with much larger and more mature public companies or private market transactions where the valuations were disclosed and, as such, are not indicative of high-growth stage ventures. Still, the Matcherino revenue multiple associated with the 2024 projected revenues is more in line with these valuation multiples.

Partnerships

The company has worked with major corporations like Amazon, facilitating their Mobile Masters tournament, and EA, with their Madden tournaments. Additionally, the company has achieved high viewership on Twitch by collaborating with popular streamer Ninja, and has set prize pool records for games like Tetris and others. While these collaborations do not constitute formal partnerships, they have helped raise the profile and credibility of the Matcherino platform.

Market Data and Comparable Companies that Raised Capital at Similar Valuations

While specific market data and recent valuations are not readily available, there have been several notable investment rounds in the esports industry. For example, Unikrn, an esports betting and entertainment platform, raised $15 million in a 2019 funding round led by Unikrn investor Mark Cuban. Unikrn was acquired by Etain in 2021 for 50 million GBP, or about 64 million USD. Another example is FaZe Clan, a prominent esports and entertainment organization. In 2020, FaZe Clan secured $40 million in a Series A funding round. Then in July of 2022, the company went public valued at $725 million.

Our 2022 annual recurring revenue (ARR) run rate is approximately $.8M. Recent esports acquisitions like Unikrn and FaZe Clan were at 5-6x revenue multiples while industry standards for public SaaS company valuations at the end of Q2 2023, according to Adventis Advisers was 7.8x Revenue. Using the more current SaaS multiple datapoints and given our recent growth and trajectory, this imputes to an enterprise value of just over $6M. We have established partnerships and exclusivity deals with key publishers and organizers like ESL, DreamHack, and Supercell. Based on valuations for comparable esports/gaming companies, we believe these anchor relationships confirm the merits of the efficiencies created with our technologies and competitive edge. We believe our software, brand equity, and overall IP further add to our valuation. Considering both these quantitative and subjective factors, we believe Matcherino's ~$6.2M pre-money valuation is well supported.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.30 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $617,998.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- Research & Development
  30.0%
  We will use 30% of the funds raised for new product development.

- TORM Sales and Marketing
  49.0%
  We will use at least 50% to expand our sales team to further accelerate our sales activities and associated revenues.

- Working Capital
  14.5%
  We will use the remaining 14.5% of the funds for working capital for general corporate purposes.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://matcherino.com/ (https://matcherino.com.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/matcherino

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Matcherino, Inc.

[See attached]

MATCHERINO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Matcherino, Inc.
Bellevue, Washington

We have reviewed the accompanying financial statements of Matcherino, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 24, 2023
Los Angeles, California

MATCHERINO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 122,343	$ 757,927
Acccounts Receivable, net	61,799	139,711
Total Current Assets	**184,142**	**897,639**
Property and Equipment, net	4,597	5,481
Total Assets	**$ 188,740**	**$ 903,119**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 20,467	$ 5,617
Credit Cards	6,243	-
Other Current Liabilities	456,928	360,837
Total Current Liabilities	**483,638**	**366,454**
Paycheck Protection Loan	-	142,135
Total Liabilities	**483,638**	**508,589**
STOCKHOLDERS EQUITY		
Common Stock	75	75
Series Seed Preferred Stock	33	33
Series A-1 Preferred Stock	74	74
Series A Preferred Stock	35	35
Additional Paid in Capital	8,397,445	8,392,620
Retained Earnings/(Accumulated Deficit)	(8,692,560)	(7,998,306)
Total Stockholders' Equity	**(294,898)**	**394,531**
Total Liabilities and Stockholders' Equity	**$ 188,740**	**$ 903,119**

See accompanying notes to financial statements.

MATCHERINO INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 708,656	$ 462,326
Cost of Goods Sold	377,188	291,870
Gross profit	331,468	170,456
Operating expenses		
General and Administrative	1,004,818	1,463,802
Sales and Marketing	55,528	133,374
Total operating expenses	1,060,346	1,597,175
Operating Income/(Loss)	(728,878)	(1,426,719)
Interest Expense	-	-
Other Loss/(Income)	(34,624)	(200,339)
Income/(Loss) before provision for income taxes	(694,254)	(1,226,380)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (694,254)**	**$ (1,226,380)**

See accompanying notes to financial statements.

MATCHERINO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	754,030	$ 75	301,809	$ 30	605,649	$ 61	347,807	$ 35	$ 7,561,977	$ (6,771,926)	$ 790,251
Issuance of Stock		$ -	23,197	$ 2	137,067	$ 14		$ -	$ 829,299.90		$ 829,316
Share-Based Compensation									1,343		1,343
Net income/(loss)										(1,226,380)	(1,226,380)
Balance—December 31, 2021	754,030	75	325,006	33	742,716	74	347,807	35	8,392,620	$ (7,998,306)	$ 394,531
Share-Based Compensation									4,825		4,825
Net income/(loss)										(694,254)	(694,254)
Balance—December 31, 2022	754,030	$ 75	325,006	$ 33	742,716	$ 74	347,807	$ 35	$ 8,397,445	$ (8,692,560)	$ (294,898)

See accompanying notes to financial statements.

MATCHERINO INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(694,254)	##########
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		883	883
Share-based Compensation		4,825	1,343
PPP Loan forgiven		(142,135)	
Changes in operating assets and liabilities:			
Acccounts receivable, net		77,912	(103,924)
Prepaids and Other Current Assets		-	21,226
Accounts Payable		14,850	4,067
Deferred Revenue		-	(40,000)
Credit Cards		6,243	-
Other Current Liabilities		96,091	(35,168)
Net cash provided/(used) by operating activities		**(635,584)**	**(1,377,953)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Net cash provided/(used) in investing activities		-	-
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		-	829,316
Borrowing on Promissory Notes and Loans		-	142,135
Net cash provided/(used) by financing activities		-	**971,451**
Change in Cash		(635,584)	(406,502)
Cash—beginning of year		757,927	1,164,429
Cash—end of year	**$**	**122,343**	**$ 757,927**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Matcherino Inc. was incorporated on June 17, 2015 in the state of Delaware. The financial statements of Matcherino Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

Matcherino develops, owns, and operates the industry-leading monetization platform for sponsors, game publishers and tournament organizers (TOs) to run more successful, efficient and regulation-compliant esports events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $282,717, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Matcherino Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from running of monetization platform for sponsors, game publishers and tournament organizers (TOs)

Cost of sales

Costs of goods sold include the cost of services sold, hosting, fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $55,528 and $133,374, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Payroll and Benefits	19,634	20,477
Balance owed to PayPal account	437,294	340,360
Total Other Current Liabilities	**$ 456,928**	**$ 360,837**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 13,481	$ 13,481
Property and Equipment, at Cost	**13,481**	**13,481**
Accumulated depreciation	(8,884)	(8,000)
Property and Equipment, Net	**$ 4,597**	**$ 5,481**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $883 and $883, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,506,434 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 754,030 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 742,716 shares of Series A-1 Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 325,006 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 347,807 shares of Series A Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 347,807 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 325,006 shares of Series Seed Preferred Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 325,006 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 473,942 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	211,944	$ 0.03	-
Granted	267,047		
Exercised	-		
Expired/Cancelled	(86,500)		-
Outstanding at December 31, 2021	392,491	$ 0.03	8.21
Exercisable Options at December 31, 2021	392,491	$ 0.03	8.21
Granted	101,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	(20,000)	$ -	
Outstanding at December 31, 2022	473,491	$ 0.03	7.21
Exercisable Options at December 31, 2022	410,021	$ 0.03	7.21

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $4,825 and $1,343, respectively.

7. DEBT

Promissory Notes & Loans

During 2021, the Company entered into Paycheck Protection Loan agreement. The details and the terms are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtednes s
Paycheck Protection Loan	$ 142,135	1.00%	1/27/2021	Forgiven in May, 2022	$ -	$ -	$ -		$ 142,135	$ 142,135
Total					$ -	$ -	$ -	$ -	**$ 142,135**	**$ 142,135**

The loan was forgiven in full in 2022.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(150,380)	$	(299,141)
Valuation Allowance		150,380		299,141
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(813,175)	$	(662,795)
Valuation Allowance		813,175		662,795
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,872,260, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,872,260. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 24, 2023, which is the date the financial statements were available to be issued.

The Company completed a mini-Series-A1 preferred stock financing that was closed out to transition into a Series A-3 preferred stock issuance using Start Engine. The Series A2 preferred totaled $190k raised representing 98,000 shares issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $728,878, an operating cash flow loss of $635,584 and liquid assets in cash of $122,343, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Matcherino is not live or open to the public at this moment.

GET A PIECE OF MATCHERINO

Powering Community Tournaments

Empowering gaming creators and their communities with free-to-use tournament production and monetization tools. We are backed by a diverse revenue model and our ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MATCHERINO
Powering Community Tournaments

$0 Raised

REASONS TO INVEST

- One of the Leading Community Tournament platforms: Matcherino has distributed over $17M in prizes to a quarter of a million players globally. We believe we are strategically designed for growth.
- Big Initial Success: Matcherino has successfully executed on its proof-of-concept vision with an elite client roster including ESL Gaming, Supercell, & Wizards of the Coast, proving product-market fit potential.
- Growing Market: With the gaming industry projected to generate revenues of $384.90B by 2023 & $521.60B by 2027*, Matcherino believes it is well-positioned to capitalize on a global market of online & mobile games.

*Source

Invest Now
$2.30 Per Share

PREVIOUSLY CROWDFUNDED	
$700,000	
RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.10	$6.24M

THE PITCH

Empowering Gaming Communities


Matcherino fosters gaming creators through innovative tournament production and monetization tools.

We believe our tournament management platform produces higher fan engagement, broader player retention, and increased in-game transactions, and by using our tournament production tools, we both lower the cost of operating the tournament while increasing revenues. This also helps their communities produce more quality content.

Working closely with game publishers and advertising brands allows us to deliver direct support and monetization opportunities for these tournament organizers, enabling end-to-end ecosystems spanning thousands of different game titles.

Matcherino's online platform handles the full range of operating requirements associated with tournament management and financial gateways with proprietary integrations. From player registration to bracketing, prize pool crowdfunding, and distributions, to advanced ad tech, our fully interoperable modules allow us to expand revenue opportunities within every phase of tournament management.

THE OPPORTUNITY

A Scalable Solution for an Emerging Industry


Madrona
WELLS FARGO
VULCAN
[axiomatic]
Matcherino has secured funding from reputable investors including Madrona Ventures, Vulcan Capital, Wells Fargo, and Axiomatic Ventures.


Matcherino Event Functionality
Ticketing
ADMIT ONE
Advanced and easy to use check-in tools
Easy Registration for players & fans
Customizable player & fan info
Analytics and metrics dashboard
Bracketing
Bracket Integration with prize pool payouts
Single, double elimination & Swiss
Leaderboards and match history
Prize Pool
PCI and regulatory compliance
1099 tax compliant issuance
Secured payouts based on official results
Full customer support
E-Commerce
Self-serve e-commerce that can share revenue directly with the prize pool
Analytics and metrics dashboard
Sponsor Tools
Drive fan engagement with brand actions using SponsorQuests™
Place your brand on thousands of events via SponsorOverlay
Increase prize pools and pay organizers
Players & Fans
Sponsors
Organizers

Based on our research, we operate with little competition and high barriers to entry, allowing us to scale efficiently. We have strong traction across key segments of the gaming industry servicing tens of thousands of tournaments for partners like ESL Gaming – the largest tournament organizer in the industry, distributing millions of dollars in prize pool winnings on behalf of the Fighting game community (FGC), and running programs with elite game publishers like Supercell and Wizards of the Coast to support creators directly.

Matcherino benefits from multiple revenue streams that largely fall into three main groups:

- **SaaS platform subscription license fees** for private label use of our platform by game publishers wherein we more directly foster their games' ecosystems through in-game integrations, enhanced prize distribution, and business intelligence tools. Publishers pay a monthly fee and additional fees based on the metrics of their use.
- **Transaction fees** associated with transactions, prize pool payouts, and e-commerce including DNC (downloadable digital content).
- **Revenue share** from advertising through our advanced ad tech platform with sponsors largely sourced from our networks. Revenue is proportional to both direct engagement (e.g., links visited, apps installed) as well as on-stream viewership measured directly via external platform integrations.

THE MARKET & OUR TRACTION

Backed by Impressive Growth and Strong Partnerships

Revenue in the gaming industry worldwide is projected to reach $384.90 billion in 2023 and $521.60 billion by 2027 (source). Over 10,000 new games are being released online every year since 2021, hundreds of which are AAA distributions (source). 9 out of the 12 most played games on Steam in 2022 (each over 240,000 peak players) have hosted Matcherino tournaments (source).

We have strong traction serving massive tournaments for top partners like ESL and influencers like Ninja. Our average monthly revenue from January 2023 thru July 2023 was $89,361. During that same time period our average monthly cost of goods sold was $29,706 and our average total monthly operating expenses were $92,269. With new game publisher deals in the pipeline, Matcherino expects to expand significantly in this high-growth, large market.


60K+ gaming tournaments powered
231K+ paid winners & over 18 million dollars in prizes
1K+ tournaments being powered a month & distributes $400K+ in prizes monthly

Matcherino has penetrated the worldwide market, having operated tournaments across 300 different game titles for players in over 200 countries/regions. Our platform distributes instant prize payouts to more than 200 countries/regions in 25 different currencies, performs domestic and international tax compliance, and has internationalized all user interfaces.

With each AAA game release, we obtain a new opportunity to establish business with world-class game publishers, and with a constant influx of new games that come on the market, we are acquiring hundreds of thousands of new users every year.

We believe that being able to expand our marketing and sales initiatives without impinging on other facets of our business will aid in accelerating our growth rate in this already accelerating market.

WHY INVEST

A Force for Good in Gaming Communities



Testimonials
Daigo "The Beast" Umehara
Street Fighter Legend
"Matcherino empowers the Fighting Game Community by helping it increase the prize pool. It's very American—smart, edgy, and effective."
Zhi
Twitch, FGC Partnership
"Matcherino is steadily empowering modern FGC tournaments with additional revenue streams, peddling fresh ideas and unique deliverables to stream monsters with an insatiable appetite for hype entertainment on Twitch."
Byun
2016 ESPN Esports Player of the Year
"The increase in prize money helps fuel the competition which supports the players and community! It's an amazing platform!"

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Our team is immensely proud of the positive responses we've received from the many communities and clients that have used and continue to use our platform!

With an accomplished management team, proprietary software, and a leading industry position, we believe Matcherino represents a compelling investment opportunity to own part of a tech venture whose success has enormous possibilities within its large and growing industry.

ABOUT

HEADQUARTERS
12224 NE Bel Red Rd Unit 699
Bellevue, WA 98009-2213

WEBSITE
View Site

Empowering gaming creators and their communities with free-to-use tournament production and monetization tools. We are backed by a diverse revenue model and our strong partnerships.

TEAM



Grant Farwell
Chairman & CEO

Grant Farwell, CEO and Chairman of Matcherino, is instrumental in major partnerships with clients like ACCO Brands, Blizzard Entertainment, and Amazon. His role includes fundraising, product roadmap planning, personnel management, and investor relations.

Notably, he co-founded Barc, Inc., a chat platform that integrated crypto functionality, demonstrating his innovative approach to technology. A self-taught coding hobbyist and former top 10 Starcraft 2 player in 2v2, Farwell's unique blend of tech and gaming knowledge aids in his strategic leadership.

Upholding transparency and compliance in business, he is focused on contributing to the future of monetary systems through his work.



Mark Wasowicz
Chief Financial Officer (Part Time)

Mr. Wasowicz oversees all financial and accounting operations as well as administrative activities for the Company. He serves as Engagement Director for CLA Cast which, among other things, delivers custom accounting solutions for clients ranging from startups to Fortune 100 companies.

He served as CFO for Protingent, CFO of VCFO, CFO of Blue Rooster, Inc., CFO of Allys, Inc., CFOof Dimension4 and Senior Finance Manager with Amazon. Mr. Wasowicz received an MBA from the University of Washington's Michael G. Foster School of Business and a B.A. in Accounting from Washington State University.

Mark works 10 hours per week for Matcherino.



Hunter Hammond
Chief Technology Officer

Hunter Hammond serves as Chief Technology Officer at Matcherino, having previously served as VP of Engineering since 2020. Hammond is a triple threat engineering leader who possesses great technical capability and extreme focus towards product design and delivery.

Before joining Matcherino, Hammond pursued graduate studies in computer science at the University of Washington and holds a Bachelors of Science degree in computer science from Seattle University.

While at Matcherino, he has successfully pioneered and developed a wide array of successful products in the areas of ad tech, event operations, and prize payments on the order of tens of millions of dollars.



Louis Fasulo
Board Member

Lou has extensive experience in the games business spanning both large publishers and development organizations. His previous company, venture funded Z2, was sold to King in 2015.



Perry Michael Fischer
Board Member

Mike Fischer is a 30-year veteran of the video games industry, having held positions including president and CEO of Square Enix America, VP of digil video at Amazon, and GM of Marketing for Xbox at Microsoft.



Brian Courtade
Head of Product

Brian Courtade has been the head of product for Matcherino for 5 years, he oversees product ideation, design, and execution.

Brian also manages Matcherino's EFG relationship, platform support, and publisher programs.

Before Matcherino, Brian was most notably a professional Hearthstone player. He has 12+ years of experience in gaming as a player and running events as an event organizer.

Originally using Matcherino to power an event as an organizer, he later joined the company to further develop the platform-tools to help other organizers.

Since starting at Matcherino, he has helped design and launched multiple products such as SponsorQuests, Publisher Whitelabels, and Event Payment Portals.

TERMS

Matcherino

Overview

PRICE PER SHARE
$2.30

VALUATION
$6.24M

DEADLINE
Dec 26, 2023

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$617,998.50

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
6,521

SHARES OFFERED
Series A-3 Preferred Stock

MAX NUMBER OF SHARES OFFERED
268,695

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Early Bird - Invest within the first 30 days and receive 5% bonus shares.

Amount-Based

Bronze - Invest $2,000+ and receive 5% bonus shares.

Silver - Invest $10,000+ and receive 10% bonus shares.

Gold - Invest $20,000+ and receive 15% bonus shares.

Diamond - Invest $50,000+ and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Matcherino, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-3 Preferred Stock at $2.30 / share, you will receive 110 shares of Series A-3 Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Matcherino.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Opening Shot: Dark screen. Gradually the sound of a cheering crowd increases. A dynamic, digital animation of the Matcherino logo emerges.

Cut to: Montage of popular gaming scenes, players competing, and community members cheering.

Grant: "Gaming is not just a pastime, it's a culture, it's competition, and for many, a way of life."

Cut to: Overlay of Matcherino's tagline: "Powering Community Tournaments"

Grant: "At Matcherino, we supercharge this culture."

Cut to: Clips showcasing gaming creators designing their games.

Grant: "Empowering gaming creators and their communities is our passion. We provide free-to-use tournament production and monetization tools, backed by a diverse revenue model and robust partnerships."

Cut to: Animated graphics detailing Matcherino's impressive stats.

Grant: "Let's talk numbers. Matcherino has distributed nearly $20 million in prizes globally, touching the lives of a quarter of a million players. And this is just the beginning."

Cut to: Clips from prominent games and tournaments – ESL Gaming, Supercell, Wizards of the Coast.

Grant: "Our elite client roster, which boasts names like ESL Gaming, Supercell, and Wizards of the Coast, is a testament to our product-market fit and vision."

Cut to: Infographics showcasing the growing revenue of the gaming industry.

Grant: "With the gaming market's explosive growth, Matcherino stands at the threshold of global online and mobile gaming potential."

Cut to: Visuals of the Matcherino platform, highlighting different tools.

Grant: "Our aim? To lower barriers and stimulate growth. Our platform handles all stages of competitive play. From player registration to prize distribution, we have it all mapped out."

Cut to: Clips of massive gaming tournaments, with the ESL Gaming logo prominently displayed.

Grant: "In an emerging industry, our scalable solution has already created waves. We've worked alongside giants like ESL Gaming, distributed millions, and have supported creators with top-tier publishers."

Cut to: Animated infographics detailing Matcherino's diverse business models.

Grant: "Our strength lies in our business models, from platform fees to subscription models and monetizing events through contemporary adtech. We've crafted multiple revenue streams to secure and scale our operations."

Cut to: Footage of numerous games released over the years.

Grant: "Matcherino's influence spans worldwide, from hosting tournaments across diverse game titles to immediate prize distributions in multiple currencies. Our footprint is global. "

Cut to: Montage of AAA game releases and their associated tournaments.

Grant: "Every new AAA game release is an opportunity for us. And with an ever-expanding market, we're gaining users annually on pure word-of-mouth."

Cut to: Testimonials from community members and gaming creators.

Grant: "Why Matcherino? Our results, community feedback, and growth speak for themselves."

Closing Shot: Clips of various communities using Matcherino. Background, the sound of games being played, and players coordinating.

Grant: "Join us in powering community tournaments and shaping the future of competitive gaming."

Text on Screen: "Invest in Matcherino. Be a part of helping power thriving gaming communities through tournament competition!

Music: Gradually fades out with a lingering echo of game sound effects.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:46 PM 09/18/2023
FILED 03:46 PM 09/18/2023
SR 20233518015 - File Number 5769048

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MATCHERINO, INC.

Grant Farwell hereby certifies that:

ONE: The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was June 17, 2015.

TWO: He is the duly elected and acting President and Chief Executive Officer of Matcherino, Inc., a Delaware corporation.

THREE: The Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of this corporation is Matcherino, Inc. (the "***Company***").

II.

The address of the registered office of this Company in the State of Delaware is 251 Little Falls Drive, in the city of Wilmington, county of New Castle, 19805. The name of the registered agent of this corporation in the State of Delaware at such address is the Corporation Service Company

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("***DGCL***").

III.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Company is authorized to issue is 9,000,000 shares, 6,000,000 shares of which shall be Common Stock (the "***Common Stock***") and 2,507,229 shares of which shall be Preferred Stock (the "***Preferred Stock***"). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation of the Company (the "***Certificate of Incorporation***")) the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the DGCL. Subject to the voting rights in Section D.2(b) of this Article IV, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of Preferred Stock then outstanding) by the affirmative vote of the holders of a majority of the Preferred Stock entitled to vote (voting together as a single class on an as-if-converted basis).

C. 325,006 of the authorized shares of Preferred Stock are hereby designated "Series Seed Preferred Stock" (the "***Series Seed Preferred***"), 347,807 of the authorized shares of Preferred Stock are hereby designated "Series A Preferred Stock" (the "***Series A Preferred***"), 742,716 of the authorized shares of Preferred Stock are hereby designated "Series A-1 Preferred Stock" (the "***Series A-1 Preferred Stock***"), 690,000 of the authorized shares of Preferred Stock are hereby designated "Series A-2 Preferred Stock" (the "***Series A-2 Preferred"***) and 401,700 of the authorized shares of Preferred Stock are hereby designated "Series A-3 Preferred Stock" (the "***Series A-3 Preferred"***).

D. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1. DIVIDEND RIGHTS.

(a) Holders of Preferred Stock, on a *pari passu* basis, in preference to the holders of Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8%) of the Original Issue Price (as defined below) per annum on each outstanding share of Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board of Directors (the "***Board***") and shall be non-cumulative.

(b) "***Original Issue Price***" shall mean $4.3108 per share for the Series Seed Preferred, $6.3254 per share for the Series A Preferred, $6.8768 for the Series A-1 Preferred, $2.00 for the Series A-2 Preferred and $2.00 for the Series A-3 Preferred (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(c) So long as any shares of Preferred Stock are outstanding, the Company shall not pay or declare any dividend (whether in cash or property), or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock, until all dividends as set forth in Section 1(a) above on the Preferred Stock shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company to repurchase such shares at no more than cost upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Section 3.

(d) In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(e) The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 4(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Preferred Stock as may be required by this Certificate of Incorporation.

(f) Subject to Sections 1(c), 1(d) and 1(e), a distribution to the Company's stockholders may be made without regard to any preferential dividends arrears amount or any preferential rights amount (each as determined under applicable law).

2. VOTING RIGHTS.

(a) General Rights. Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock on an as-converted basis at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) Preferred Stock Protective Provisions. In addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-if-converted basis, shall be necessary for effecting or validating the following actions (directly or indirectly, whether by merger, recapitalization, consolidation or otherwise) and any such action taken or transaction entered into without such vote or written consent shall be null and void ab initio, and of no force or effect:

(i) Any amendment, alteration, or repeal of any provision of this Certificate of Incorporation (including any filing of a Certificate of Designation) or the Bylaws of the Company, except for non-substantive, administrative amendments as are approved by the Board;

(ii) Any action that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of any series of Preferred Stock;

(iii) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(iv) Any authorization, any designation or any issuance, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into a new class or series of stock of the Company ranking on a parity with or senior to any Series of Preferred Stock or any increase in the authorized or designated number of any such class or series;

(v) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock (except for acquisitions of Common Stock by the Company permitted by Section 1(c)(i), (ii) and (iii) hereof);

(vi) Any agreement by the Company or its stockholders regarding an Asset Transfer, Acquisition or other Liquidation Event (each as defined in Section 3 hereof), or any other voluntary dissolution or liquidation of the Company;

(vii) Any increase or decrease in the authorized number of members of the Company's Board;

(viii) Any creation of a new plan or arrangement that provides for the grant of stock options, stock appreciation rights, restricted stock or other similar stock-based compensation, or any increase in the number of shares or other rights available for issuance under the terms of existing plans or arrangements, unless such action is approved by the Board, including at least one Preferred Director (as defined below) then in office;

(ix) Any action that authorizes the Company to incur indebtedness for borrowed money or guarantee by the Company of any amount or obligation in excess of $250,000 in the aggregate, unless such action is approved by the Board, including at least one Preferred Director then in office;

(x) Any action that authorizes the Company to make capital expenditures in excess of $250,000 in the aggregate that were not included in the annual budget previously approved by the Board, unless such action is approved by the Board, including at least one Preferred Director then in office;

(xi) Any acquisition of capital stock, instruments of indebtedness, or other securities or assets of another entity for an aggregate purchase price in excess of $250,000, unless such acquisition is approved by the Board, including at least one Preferred Director then in office;

(xii) Any action that authorizes the Company to enter into or any amend any material agreement with any officer, director or stockholder of the Company, unless such action is approved by the Board, including at least one Preferred Director then in office; or

(xiii) Any action that authorizes any subsidiary of the Company in which the Company owns or controls a majority of the voting interest thereof to take any of the actions described in subclauses (i)-(xii) above.

(c) **Series A Preferred Protective Provisions.** For so long as at least 48,000 shares of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series A Preferred shall be necessary for effecting or validating the following actions (directly or indirectly, whether by merger, recapitalization, consolidation or otherwise) and any such action taken or transaction entered into without such vote or written consent shall be null and void ab initio, and of no force or effect:

(i) Any action that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A Preferred;

(ii) Any increase or decrease in the authorized number of shares of Series A Preferred; or

(iii) Any amendment, alteration, or repeal of any provision of this Certificate of Incorporation or the Bylaws of the Company in a manner that materially or adversely affects the holders of the Series A Preferred.

(d) Series A-1 Preferred Protective Provisions. For so long as at least 75,000 shares of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series A-1 Preferred shall be necessary for effecting or validating the following actions (directly or indirectly, whether by merger, recapitalization, consolidation or otherwise) and any such action taken or transaction entered into without such vote or written consent shall be null and void ab initio, and of no force or effect:

(i) Any action that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A-1 Preferred;

(ii) Any increase or decrease in the authorized number of shares of Series A-1 Preferred; or

(iii) Any amendment, alteration, or repeal of any provision of this Certificate of Incorporation or the Bylaws of the Company in a manner that materially or adversely affects the holders of the Series A-1 Preferred.

(e) Series A-2 Preferred Protective Provisions. For so long as at least 50,000 shares of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series A-2 Preferred shall be necessary for effecting or validating the following actions (directly or indirectly, whether by merger, recapitalization, consolidation or otherwise) and any such action taken or transaction entered into without such vote or written consent shall be null and void ab initio, and of no force or effect:

(i) Any action that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A-2 Preferred;

(ii) Any increase or decrease in the authorized number of shares of Series A-2 Preferred; or

(iii) Any amendment, alteration, or repeal of any provision of this Certificate of Incorporation or the Bylaws of the Company in a manner that materially or adversely affects the holders of the Series A-2 Preferred.

(f) Series A-3 Preferred Protective Provisions. For so long as at least 50,000 shares of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series A-3 Preferred shall be necessary for effecting or validating the following actions (directly or indirectly, whether by merger, recapitalization, consolidation or otherwise) and any such action taken or transaction entered into without such vote or written consent shall be null and void ab initio, and of no force or effect:

(i) Any action that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A-3 Preferred;

(ii) Any increase or decrease in the authorized number of shares of Series A-3 Preferred; or

(iii) Any amendment, alteration, or repeal of any provision of this Certificate of Incorporation or the Bylaws of the Company in a manner that materially or adversely affects the holders of the Series A-3 Preferred.

(g) Election of Board of Directors. So long as any shares of Preferred Stock remaining outstanding, the holders of Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors (those directors, the "***Preferred Directors***"). The holders of Common Stock, voting as a separate class, shall be entitled to elect one member of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors. The holders of Common Stock and Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect any additional members of the Board.

(i) Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(ii) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

3. LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition), on a *pari passu* basis, for each share of Preferred Stock held by them, an amount per share of Preferred Stock equal to the Original Issue Price applicable to each such share of Preferred Stock, plus all declared and unpaid dividends on the Preferred Stock. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Preferred Stock of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Preferred Stock as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock and Preferred Stock, on an as-converted to Common Stock basis, until such holders of Preferred Stock have received pursuant to Section 3(a) above and this Section 3(b) an aggregate amount per share of Preferred Stock equal to two (2) times the Original Issue Price applicable to each such share of Preferred Stock, plus all declared and unpaid dividends thereon; thereafter, the remaining assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock.

(c) An Asset Transfer or Acquisition (each as defined below) shall be deemed a Liquidation Event for purposes of this Section 3.

(i) For the purposes of this Section 3: (i) "***Acquisition***" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization in substantially identical proportions and with substantially identical rights, preferences, powers, privileges and restrictions, qualifications and limitations as existed immediately prior to such transaction, (provided that, for the purpose of this 3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; provided that an Acquisition shall not include (x) any transaction or series of transactions principally for bona fide equity financing purposes in which the Company is the surviving corporation and cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof or (y) a merger exclusively to effect a change of domicile of the Company; and (ii) "***Asset Transfer***" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board, including at least one Preferred Director then in office, on the date such determination is made, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

(A) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the date of distribution to stockholders; and

(B) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the date of distribution to stockholders.

(iii) The Company shall not have the power to effect an Acquisition or Asset Transfer unless the definitive agreement for such transaction (the "***Agreement***") provides that the consideration payable to the stockholders of the Company in connection therewith shall be allocated among the holders of capital stock of the Company in accordance with this Section 3.

(d) Notwithstanding the foregoing, upon any Liquidation Event, (including an Acquisition or Asset Transfer), each holder of Preferred Stock shall be entitled to receive, for each share of each series of Preferred Stock then held, out of the proceeds available for distribution, the greater of (i) the amount of cash, securities or other property that such holder would be entitled to receive with respect to such shares in a Liquidation Event pursuant to Sections 3(a) and 3(b) (without giving effect to this Section 3(d)) or (ii) the amount of cash, securities or other property that such holder would be entitled to receive with respect to such shares in a Liquidation Event if such shares had been converted to Common Stock immediately prior to such Liquidation Event, giving effect to this Section 3(d) with respect to all series of Preferred Stock simultaneously.

(e) In the event of a Liquidation Event (including an Acquisition or Asset Transfer), if any portion of the consideration payable to the stockholders of the Company is placed into escrow, retained as holdback and/or is payable to the stockholders of the Company subject to contingencies (including, without limitation, the Company's achievement of certain milestones), the definitive agreement with respect to such Liquidation Event shall provide that (x) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Company in accordance with Sections 3(a), 3(b) and 3(d) as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event and (y) any additional consideration that becomes payable to the stockholders of the Company upon release from escrow or holdback or satisfaction of contingencies ("***Additional Consideration***") shall be allocated among the holders of capital stock of the Company in accordance with Sections 3(a), 3(b) and 3(d) after taking into account the previous payments of the Initial Consideration and Additional Consideration, if any, as part of the same transaction. For the purposes of this Section 3(e), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with a Liquidation Event shall be deemed to be Additional Consideration.

4. CONVERSION RIGHTS.

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "***Conversion Rights***"):

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the "***Preferred Conversion Rate***" then in effect (determined as provided in Section 4(b)) by the number of shares of Preferred Stock being converted. In the event of a Liquidation Event (including an Acquisition or Asset Transfer), the Conversion Rights shall terminate at the close of business on the last day preceding the date fixed for the payment of any amounts distributable on such event to the holders of Preferred Stock.

(b) Preferred Conversion Rate. The conversion rate in effect at any time for conversion of Preferred Stock (the "***Preferred Conversion Rate***") shall be the quotient obtained by dividing the applicable Original Issue Price by the applicable "***Conversion Price***", calculated as provided in Section 4(c).

(c) Conversion Price. The conversion price for each series of Preferred Stock shall initially be the applicable Original Issue Price (the "***Conversion Price***"). Such initial Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to a Conversion Price herein shall mean the applicable Conversion Price as so adjusted.

(d) Mechanics of Optional Conversion. Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of each series of Preferred Stock being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of a series of Preferred Stock is issued (as applicable for a given series, the "**Original Issue Date**"), the Company effects a subdivision of outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the applicable Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the applicable Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the applicable Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) Each applicable Conversion Price shall be adjusted by multiplying the applicable Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the applicable Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time after the applicable Original Issue Date the Common Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section 3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 4), in any such event each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Preferred Stock immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the applicable Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Sale of Shares Below Conversion Price.

(i) If at any time or from time to time after the applicable Original Issue Date the Company issues or sells, or is deemed by the express provisions of this

Section 4(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 4(e), 4(f) or 4(g) above, for an Effective Price (as defined below) less than the then effective Conversion Price(s) (a "***Qualifying Dilutive Issuance***"), then and in each such case, the then-existing applicable Conversion Price exceeding the Effective Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the applicable Conversion Price in effect immediately prior to such issuance or sale by a fraction:

(A) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock that the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing applicable Conversion Price, and

(B) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock that are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to any Conversion Price in an amount less than one percent (1%) of such Conversion Price then in effect. Any adjustment otherwise required by this Section 4(h) that is not required to be made due to the first sentence of this subsection (ii) shall be included in any subsequent adjustment to such Conversion Price. Any adjustment required by this Section 4(h) shall be rounded to the first decimal for which such rounding represents less than one percent (1%) of the Conversion Price in effect after such adjustment.

(iii) For the purpose of making any adjustment required under this Section 4(h), the aggregate consideration received by the Company for any issue or sale of securities (the "***Aggregate Consideration***") shall be defined as: (A) to the extent it consists of cash, the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, the fair market value of that property as determined in good faith by the Board, including at least one Preferred Director then in office, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration that covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board, including at least one Preferred Director then in office, to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 4(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities exercisable for or convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "***Convertible Securities***") or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than a Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

(B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); *provided* that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(C) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; *provided further,* that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(D) No further adjustment of any Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the applicable Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Conversion Prices that would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, *provided* that such readjustment shall not apply to prior conversions of Preferred Stock.

(v) For the purpose of making any adjustment to a Conversion Price of Preferred Stock required under this Section 4(h), "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(A) shares of Common Stock issued upon conversion of Preferred Stock;

(B) shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board, including at least one Preferred Director then in office;

(C) shares of Common Stock issued pursuant to the exercise or conversion of Convertible Securities outstanding as of the Original Issue Date;

(D) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board, including at least one Preferred Director then in office;

(E) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial or lending institution approved by the Board, including at least one Preferred Director then in office;

(F) shares of Common Stock issued in a Qualified IPO (as defined below);

(G) shares of Common Stock issued pursuant to stock splits, stock dividends or similar issuances for which proportional adjustments are made to the applicable Conversion Price;

(H) shares of Common Stock or Convertible Securities issued to third-party service providers in exchange for or as partial consideration for goods or services rendered to the Company as approved by the Board, including at least one Preferred Director then in office;

(I) shares of Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities approved by the Board, including at least one Preferred Director then in office, including without limitation (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology license, transfer or development arrangements; provided that such transaction or arrangement is not primarily for equity financing purposes; and

(J) Common Stock or Convertible Securities that the holders of a majority of the outstanding shares of Preferred Stock of the series whose Conversion Price would otherwise be adjusted (voting separately as a single class on an as-if-converted basis) elect in writing to exclude from the definition of "Additional Shares of Common Stock" for purposes of this Section 4.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(h). The "***Effective Price***" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 4(h), for such Additional Shares of Common Stock. In the event that the number of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance (the "***First Dilutive Issuance***"), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "***Subsequent Dilutive Issuance***"), then and in each such case upon a Subsequent Dilutive Issuance the Conversion Price(s) shall be reduced to the Conversion Price(s) that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(i) Certificate of Adjustment. In each case of an adjustment or readjustment of a Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if any series of Preferred Stock is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and

(iv) the type and amount, if any, of other property that at the time would be received upon conversion of the Preferred Stock. Failure to request or provide such notice shall have no effect on any such adjustment.

(j) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Stock at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock, voting together as a single class on an as-if-converted basis) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(k) Automatic Conversion.

(i) Each share of a given Series of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Conversion Price, at any time upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock of such Series, voting separately as a single class on an as-converted basis. In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Conversion Price, immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $50,000,000 (a "***Qualified IPO***"). Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(k)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(l) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If after the aforementioned aggregation the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5. NO REISSUANCE OF PREFERRED STOCK.

Any share or shares of Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

IV.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article V in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws of the Company, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

C. The directors of the Company need not be elected by written ballot unless the Bylaws of the Company so provide.

D. If a director of the Company is also a partner, member, agent, affiliate or employee of a stockholder that is in the business of investing and reinvesting in other entities (an "***Investor***"), and in his or her capacity as an Investor, and not as a director or employee of the Company (which can be reasonably and objectively demonstrated by the Investor), acquires knowledge of a potential transaction or matter that may be a corporate opportunity both for the Investor and the Company and such knowledge did not come from the Company, a subsidiary of the Company or any officer, director, employee or any other affiliate of the Company or a subsidiary of the Company (which can be reasonably and objectively demonstrated by the Investor) (a "***Corporate Opportunity***"), then: (i) such Corporate Opportunity shall belong to the Investor and not to the Company; (ii) the Company, to the extent allowed by law, waives any claim that the Investor should have presented the Corporate Opportunity to the Company or any of its affiliates; and (iii) such director shall, to the extent permitted by law, be deemed to have fully satisfied and fulfilled his or her fiduciary or other duty or obligation to the Company and its stockholders with respect to such Corporate Opportunity, provided that such director acts in good faith.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

IN WITNESS WHEREOF, **MATCHERINO, INC.** has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 12th day of September, 2023.

MATCHERINO, INC.

DocuSigned by:

Signature: Grant Farwell

E227EB1194394FE...

Print Name: Grant Farwell

Title: President & CEO